P.E. 1/1/02

02012294

1934 Act Registration No. 1-14396

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(Translation of registrant's name into English)

23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ....

Information furnished on this form:

Announcement, dated January 28, 2002, by the Registrant disclosing the Paid Announcement of the Adoption of a New Share Option Scheme and Termination of the Existing Share Option Scheme.

EXHIBIT

Exhibit Number		Page
1.1	Announcement, dated January 28, 2002, by the Registrant disclosing the Paid Announcement of the Adoption of a New Share Option Scheme and Termination of the Existing Share Option Scheme.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Satellite Telecommunications Holdings Limited
(Registrant)

Date: January 30, 2002

By: /s/ Peter Jackson
Peter Jackson
Chief Executive Officer

SOUTH CHINA MORING POST **28 JANUARY 2002**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

AsiaSat

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

亞洲衛星控股有限公司

(Incorporated in Bermuda with limited liability)

ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the Special General Meeting of the Company held on 25th January, 2002, the resolutions relating to adoption of a new share option scheme and the termination of the then existing share option scheme of the Company were duly passed.

The Board of the Company is pleased to announce that at the Special General Meeting of the Company held on 25th January, 2002, the resolutions relating to adoption of a new share option scheme and the termination of the then existing share option scheme of the Company were duly approved by the shareholders of the Company.

By Order of the Board
Denis Lau
Company Secretary

Hong Kong, 25th January, 2002